FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  ]..... Form 40-F...[ X ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached documents contains forward looking information.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON WEDNESDAY, MAY 21, 2008

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the shareholders of Forbes Medi-Tech Inc. (the “Company”) will be held at Simon Fraser University, 370 HSBC Executive Meeting Room, Centre for Dialogue, 580 West Hastings Street, in the City of Vancouver, British Columbia, at the hour of 1:30 p.m. (Pacific Daylight Savings Time), on Wednesday, May 21, 2008 for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the report of the auditor thereon;

2.

To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company;

3.

To authorize the Directors to fix the remuneration of the auditor;

4.

To consider, and if thought fit, pass an ordinary resolution, to set the number of the Directors to be elected at the meeting at four;

5.

To elect four persons as Directors of the Company;

6.

To consider, and if thought fit, to pass an ordinary resolution, in the form set out in Exhibit “B” to the accompanying information circular of the Company dated April 22, 2008 (the “Information Circular”) with or without variation, ratifying, re-confirming and approving the continued existence of the Company’s Shareholder Rights Plan, as amended and restated, as described in the Information Circular;

7.

To consider, and if thought fit, to pass a special resolution, in the form set out in Exhibit “C” to the Information Circular with or without variation, authorizing the directors, at their sole discretion, to consolidate the issued and outstanding common shares of the Company based on a ratio to be determined by the Board of Directors provided that such ratio not be more than two pre-consolidation shares for every one post-consolidation share, as described in the Information Circular; and

8.

To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by mail, telefax or by hand (telefax: (416) 263-9261), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 22nd day of April, 2008.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per: “Charles A. Butt”

Charles A. Butt

President & Chief Executive Officer

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8

Tel:  (604) 689-5899 Fax:  (604) 689-7641

INFORMATION CIRCULAR

dated April 22, 2008

FORWARD LOOKING STATEMENTS AND INFORMATION

This Information Circular may contain forward-looking statements and information concerning anticipated developments in the Company’s business, and other information in future periods. Forward-looking statements and information are frequently, but not always, identified by words such as “expects”, “to proceed”, “to recruit”, “to motivate”, “to align”, “increased”, “be seeking to”, “intended”, “can”, “ensure”, “proposed”, “believes”, “shall”, “in the event of”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved.  Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors as more particularly set out in the Company’s Annual Report on Form 20-F dated March 31, 2008, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements and information are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements and information if those beliefs, opinions or expectations or other circumstances should change.

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the “Company”) for use at the annual general and special meeting of the shareholders of the Company to be held at the Simon Fraser University, 370 HSBC Executive Meeting Room, Centre for Dialogue, 580 West Hastings Street, in the City of Vancouver, British Columbia, at the hour of 1:30 p.m. (Vancouver Time), on Wednesday, May 21st, 2008 (the “Meeting”), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the “Notice of Meeting”).  Unless specified otherwise, the information contained in this Information Circular is current as at April 18, 2008.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the “Proxy”) are nominees of the Company’s management.  A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.  The completed Proxy or other proper form of proxy must be delivered or faxed to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax: 416-263-9261), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax: 416-263-9261) or to the registered office of the Company at 200 – 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax:  (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

The shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy.  The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Most beneficial owners of the Company’s shares are NOT listed on the Company’s register of shareholders.  Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company.  In this discussion, such owners are referred to as “you” or as a “Beneficial Owner”, and the firm, financial institution or company through which you hold your shares are referred to as “Intermediaries”.  This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company’s register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders.  Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting.  To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the “Form of Proxy”), sign it and return it to your Intermediary or to another party directed by your Intermediary.  If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space.  You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person’s name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary).  Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you.  In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided.  This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders.  KPMG LLP was first appointed Auditors of the Company on October 13, 1998.  The persons named in the Proxy will also vote for authorizing the directors to fix the Auditors’ remuneration.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value, of which the Company has outstanding 4,801,491 common shares as at April 18, 2008, each common share carrying the right to one vote.  The Company is also authorized to issue unlimited Preferred Shares without par value, of which there are none currently outstanding.  The directors have fixed April 18, 2008 as the record date (the “Record Date”).  Shareholders of record at the close of business on April 18, 2008, are entitled to vote at the Meeting or adjournments thereof.  To the knowledge of the directors and executive officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, voting shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding voting shares of the Company.

Corporate Reorganization

On February 14, 2008 at a Special General Meeting of what is now the Company’s predecessor and wholly-owned subsidiary, Forbes Medi-Tech Operations Inc. (“Old Forbes”), the securityholders, being the shareholders, optionholders and warrantholders of Old Forbes, approved three resolutions in respect of the Company’s corporate reorganization. The resolutions passed at the Special General Meeting included a ‘Reduction in Stated Capital’, a ‘Name Change’ and the ‘Plan of Arrangement’ (the “Arrangement”). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow the Company to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the proposed Non-Dilutive Financing announced by the Company on March 20, 2008, and to achieve NASDAQ’s  U.S. $1.00 minimum bid price requirement.

On February 27, 2008, the closing of the Arrangement, the shareholders of Old Forbes exchanged eight of their existing common shares for one common share of 0813361 B.C. Ltd., a newly incorporated company (“New Forbes”); and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes, with a corresponding adjustment to the exercise price.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from ‘Forbes Medi-Tech Inc.’ to ‘Forbes Medi-Tech Operations Inc.’ and New Forbes changed its name from ‘0813361 B.C. Ltd.’ to ‘Forbes Medi-Tech Inc.’. The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders’ existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of New Forbes that can be acquired upon the exercise of an option or a warrant (except to the extent that fractional shares resulting from the exchange were rounded down to the next nearest whole number). After giving effect to the reorganization, as of April 22, 2008 there were approximately 4,801,491 issued and outstanding common shares of New Forbes, warrants to purchase 259,083 common shares of New Forbes at a price of US $16.48 per share and options to purchase a total of 353,576 common shares of New Forbes at prices between $4.24 and $8.00 per share.

In this Information Circular, “Pre-Arrangement Basis” refers to common shares of Old Forbes prior to giving effect to the Arrangement.   “Post-Arrangement Basis” refers to common shares of New Forbes after giving effect to the Arrangement.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company.  Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as directors, the province or state in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Voting Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned or Controlled, Directly and Indirectly(1)
Charles A. Butt Ontario, Canada President and Chief Executive Officer Director since 1999

President and Chief Executive Officer of the Company

Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

5,587 Common Shares
Dr. Joe Dunne(2)(3)(4) Florida, U.S.A. Director since 2000

Independent Consultant to the Food Industry

Dr. Dunne is an independent consultant to the food industry.  He was Chairman of the Board and CEO of Westgate Biologicals Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003.   Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

4,480 Common Shares

Nitin Kaushal (2) Ontario, Canada Director since 2003

 Managing Director, Desjardins Securities

Nitin Kaushal was appointed as a member of the Company’s Board of Directors and a member of the Company’s audit committee on September 15, 2003.  Mr. Kaushal is currently Managing Director of Desjardins Securities and was an institutional salesperson at Orion Securities Inc. in Toronto, Ontario January 2005 to July 2005. Previously, he was Managing Director, McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; and Managing Director, HSBC Securities from June 1997 to July 2001. Mr. Kaushal previously served as a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.

Nil
Mr. Greg Anderson Ontario, Canada Proposed Director

Mr. Anderson is a freelance consultant, affiliated with Western Management Consultants, located in Toronto.

Previously, Mr. Anderson had a 31-year career with the Johnson and Johnson Corporation, including terms with Finance, Canadian Sales and Marketing, International Sales, New Product Development. Government Affairs and Strategic Planning. For the last 6 years Mr. Anderson served as Vice-President, Human Resources and Facilities Management for Janssen-Ortho Inc.  For 26 years, he served on the Board of Directors for three Johnson & Johnson affiliate companies in Canada, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and Janssen-Ortho Inc.

In addition, Mr. Anderson has significant not-for-profit board leadership experience, having been on the board of a large Toronto area community hospital, acting as Chairman of the Board for 5 years.

Furthermore, Mr. Anderson has been re-elected to the Board of Directors of a publicly traded Canadian company which is involved in the research, development, production and marketing of rechargeable energy storage technologies.

Mr. Anderson graduated with a B.A. from Queen’s University. He is also a Member of the Ontario Institute of Chartered Accountants.

Nil

(1)

The information as to province or state of residence, principal occupation, brief biography and common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

Audit Committee member.

(3)

Compensation Committee member.

(4)

Nomination and Corporate Governance Committee member.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table above. Management of the Company has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal year ended December 31, 2007 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2007, (ii) the Chief Financial Officer of the Company during the fiscal year ended December 31, 2007, or (iii) one of the three most highly compensated executive officers serving as an executive officer at December 31, 2007, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $150,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2007 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

The following table sets forth the annual and long-term compensation for the fiscal years 2005, 2006, and 2007 of our current senior management (collectively, the “Named Executive Officers”). All Securities under Options /SARS granted are presented on a Pre-Arrangement Basis. (See ‘Corporate Reorganization’ above.)

Name and Principal Position	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen-sation(12)
		Salary	Bonus	Other Annual Compen-sation(1)	Awards		Payouts
					Securities Under Options/ SARs granted(2) Pre-Arrangement Basis	Restricted Shares or Restricted Share Units	LTIP Payouts (3)
Butt, Charles President and Chief Executive Officer(4)	Dec. 31, 2007	$370,650	$37,065	$19,941	630,400 (10)	Nil	Nil	Nil
	Dec. 31, 2006	$353,000	$70,600	$19,063	195,000(9)	Nil	Nil	$44,650
	Dec. 31, 2005	$330,000	$85,800	$27,287(5)	125,000	Nil	Nil	Nil
Goold, David, CA Chief Financial Officer(6)	Dec. 31, 2007	$183,750	$16,078	$9,105	96,000(10)	Nil	Nil	Nil
	Dec. 31, 2006	$175,000	$24,500	$8,065	Nil	Nil	Nil	Nil
	Dec. 31, 2005	$155,000	$35,000	$6,237	50,000	Nil	Nil	Nil
Nestor, John, Dr. Chief Scientific Officer (11)	Dec. 31, 2007	$241,695	$16,919	$6,257	48,000(10)	Nil	Nil	Nil
	Dec. 31, 2006	$48,050	Nil	Nil	75,000	Nil	Nil	Nil
	Dec. 31, 2005	NA	NA	NA	NA	NA	NA	NA
Wessman, Laura Senior Vice-President, Operations(7)	Dec. 31, 2007	$198,500	$17,369	$13,290	227,200(10)	Nil	Nil	Nil
	Dec. 31, 2006	$189,000	$26,460	$11,534	15,000(9)	Nil	Nil	$40,125
	Dec. 31, 2005	$170,000	$38,500	$7,813	90,000	Nil	Nil	Nil
Motley, Jeff Vice-President, Marketing and Sales(8)	Dec. 31, 2007	$158,500	$9,510	$16,527	179,880(10)	Nil	Nil	Nil
	Dec. 31, 2006	$151,500	$18,180	$16,426	25,000(9)	Nil	Nil	$33,000
	Dec. 31, 2005	$144,000	$25,000	$15,799	70,000	Nil	Nil	$62,250

(1)

For the years ended December 31, 2005 thru December 31, 2007, “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), Company portion of RRSP contribution for Messrs. Butt, Goold, Motley and Ms. Wessman, Company paid parking for Messrs. Butt, Goold, Motley and Ms. Wessman, life insurance premiums for all named executives. For Dr. John Nestor, “Other Annual Compensation” consists of the Company portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

(2)

All securities are under options granted during the year covered and are reported on a Pre-Arrangement Basis. No SARs (stock appreciation rights) have been granted.

(3)

“LTIP” or “long term incentive plan” means a plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.  The Company does not currently have an LTIP.

(4)

Effective January 1, 2008, Mr. Butt’s salary was increased to $378,804.

(5)

Salary at December 31, 2004 and December 31, 2003 was $300,000 and $280,000, respectively.  Mr. Butt was underpaid $3,000 and $6,000 in each of these years, respectively.  The total underpayment of $9,000 was paid in 2005.

(6)

Effective January 1, 2008, Mr. Goold’s salary was increased to $187,793.

(7)

Effective January 1, 2008, Ms. Wessman’s salary was increased to $202,867.

(8)

Effective January 1, 2008, Mr. Motley’s salary was increased to $161,987

(9)

The options issued to Messrs. Butt, Motley and Ms. Wessman in 2006 were all granted to replace options that had expired.

(10)

For a description of the 2007 options granted, see ‘Options and SARS’ below

(11)

Dr. John Nestor commenced employment with the Company on Oct 25, 2006 with an annual salary of US$225,000. Dr. Nestor’s salary compensation for 2007 was US$225,000, which has been converted to Canadian funds at the average US / CDN exchange rates.  Dr. Nestor’s 2007 bonus was US$ 15,750 which has been converted to Canadian funds at the average US / CDN exchange rates. The total compensation for 2006 was US$41,827, which has been converted to Canadian funds at the average US / CDN exchange rates. .  Effective January 1, 2008, Dr. Nestor’s salary was increased to US$229,950.

(12)

For the years ended December 31, 2005 thru December 31, 2007, “All Other Compensation” consists of the stock option benefit arising on exercise of stock options.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during our financial year ended December 31, 2007.  All Securities under Options /SARS granted, Exercise or Base Price, Market Value of Securities are presented on a Pre-Arrangement Basis. (See ‘Corporate Reorganization’ above.)

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted(1)(5)(7) (Pre-Arrangement Basis)	% of Total Options/SARs Granted to Employees in Financial Year(2)	Exercise or Base Price ($/Security)(3)(7) (Pre-Arrangement Basis)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(4)(7) (Pre-Arrangement Basis)	Expiration Date
Butt, Charles	60,000 120,000(5) 450,400(6)	2.0% 4.1% 15.2%	$1.00 $1.00 $1.00	$0.97 $0.89 $0.89	17-Jan-2012 31-Mar-2012 31-Mar-2012
Goold, David	40,000 56,000(6)	1.4% 1.9%	$1.00 $1.00	$0.97 $0.89	17-Jan-2012 31-Mar-2012
Nestor, John	48,000(6)	1.6%	$1.00	$0.89	31-Mar-2012
Wessman, Laura	40,000 187,200(6)	1.4% 6.3%	$1.00 $1.00	$0.97 $0.89	17-Jan-2012 31-Mar-2012
Motley, Jeff	30,000 30,000(5) 119,880(6)	1.0% 1.0% 4.1%	$1.00 $1.00 $1.00	$0.97 $0.89 $0.89	17-Jan-2012 31-Mar-2012 31-Mar-2012

(1)

All securities under option are common shares; the Company has not granted any SARs.

(2)

Includes options to employees, officers, and directors.

(3)

Exercise Prices are determined as the closing price of our common shares on the day prior to the date of grant.

(4)

Market Values are the Toronto Stock Exchange closing prices on the date of grant.

(5)

The options issued to Messrs. Butt and Motley were granted to replace options that had expired.

(6)

On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “2007 Plan”).  (See ‘Stock Option Pricing’ and ‘Equity Compensation Plan Information’ below.)  As a result of the adoption of the 2007 Plan, Mr. Butt had 805,000 options (priced between $1.77 and $4.90 with expiry dates of between July 3, 2008 and May 19, 2011) cancelled. They were replaced with 450,400 options at $1.00 and they expire March 31, 2012. Mr. Goold had 110,000 options (priced between $2.13 and $2.91 with expiry dates of between October 5, 2009 and December 8, 2010) cancelled. They were replaced with 56,000 options at $1.00 and they expire March 31, 2012. Ms. Wessman had 315,000 options (priced between $1.77 and $3.69 with expiry dates of between July 3, 2008 and May 19, 2011) cancelled. They were replaced with 187,200 options at $1.00 and they expire March 31, 2012. Dr. Nestor had 75,000 options (priced at $2.69 with an expiry dates of October 31, 2011) cancelled. They were replaced with 48,000 options at $1.00 and they expire March 31, 2012. Mr. Motley had 229,500 options (priced between $1.77 and $3.69 with expiry dates of between July 3, 2008 and May 19, 2011) cancelled. They were replaced with 119,880 options at $1.00 and they expire March 31, 2012.

(7)

All figures are presented on a Pre-Arrangement Basis.

Stock Option Repricing

The following table shows the repricing of options of the Named Executive Officers during the financial year of the Company ended December 31, 2007. On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “2007 Plan”).  The 2007 Plan was initially approved by the Company’s Board of Directors on April 12, 2007 and was also approved by the Company’s shareholders at the Annual General and Special Meeting held May 17, 2007.  The 2007 Plan replaces the Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  The persons to whom options may be granted under the 2007 Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  With the implementation of the 2007 Plan, 3,801,625 options from the Old Plan, with exercise prices of more than $1.00 were replaced by 2,171,500 options under the 2007 Plan and 1,510,575 of previously vested options were cancelled. These new options have an exercise price of $1.00 and an expiry date of March 31, 2012.  A total of 880,250 options from the Old Plan having exercise prices of $1.00 or less remained in effect under the 2007 Plan unamended. (See  ‘Equity Compensation Plan Information’ below.)

TABLE OF OPTION AND SAR REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

All securities under Options /SARS Repriced or Amended, Market Value of Securities at Time of Repricing or Amendment, Exercise Price at the Time of Repricing or Amendment and New Exercise Price are presented on a Pre-Arrangement Basis. (See ‘Corporate Reorganization’ above.)

Name of Executive Officer	Date of Repricing	Securities under Options/SARs Repriced or Amended (#)(1) Old Plan / 2007 Plan (Pre-Arrangement Basis)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (Pre-Arrangement Basis)	Exercise Price at Time of Repricing or Amendment ($/Security) (Pre-Arrangement Basis)	New Exercise Price ($/Security) (Pre-Arrangement Basis)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Charles A. Butt, President, CEO and Director	April 12, 2007	20,000 / 11,190	$0.89	$4.90	$1.00	12-Dec-10
		150,000 / 83,926		$1.77		03-Jul-08
		60,000 / 33,570		$2.23		11-Jul-08
		5,000 / 2,797		$2.61		28-Nov-08
		50,000 / 27,975		$3.69		09-Jan-09
		200,000 / 111,901		$2.78		31-May-09
		50,000 / 27,975		$2.98		06-Jan-10
		75,000 / 41,963		$2.13		08-Dec-10
		20,000 / 11,190		$3.05		03-Apr-11
		175,000 / 97,913		$2.53		19-May-11

David Goold, Chief Financial Officer	April 12, 2007	60,000 / 30,545	$0.89	$2.91	$1.00	5-Oct-09
		50,000 / 25,455		$2.13		8-Dec-10
John Nestor, Chief Scientific Officer	April 12, 2007	75,000 / 48,000	$0.89	$2.69	$1.00	31-Oct-11
Laura Wessman, Senior Vice President, Operations	April 12, 2007	50,000 / 29,714	$0.89	$1.77	$1.00	3-Jul-08
		10,000 / 5,943		$2.61		28-Nov-08
		25,000 / 14,857		$3.69		9-Jan-09
		125,000 / 74,286		$2.78		31-May-09
		30,000 / 17,829		$2.98		6-Jan-10
		60,000 / 35,657		$2.13		8-Dec-10
		15,000 / 8,914		$2.53		19-May-11
Jeff Motley, Vice-President, Marketing & Sales	April 12, 2007	7,500 / 3,918	$0.89	$2.23	$1.00	11-Jul-08
		50,000 / 26,118		$1.77		3-Jul-08
		5,000 / 2,612		$2.61		28-Nov-08
		12,000 / 6,268		$3.69		9-Jan-09
		60,000 / 31,341		$2.78		31-May-09
		30,000 / 15,670		$2.98		6-Jan-10
		40,000 / 20,894		$2.13		8-Dec-10
		25,000 / 13,059		$2.53		19-May-11

(1)

The table indicates the number of options held prior to the April 12, 2007 option plan amendment, the reduced number of options held after the repricing of the options, and presented on a Pre-Arrangement Basis.

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2007 and the value of their unexercised options as at December 31, 2007, on a Pre-Arrangement Basis:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR & YEAR-END OPTION VALUES

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#) Pre-Arrangement Exercisable / Pre-Arrangement Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	Nil	$Nil	585,400 Exercisable / 45,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Goold, David	Nil	$Nil	66,000 Exercisable / 30,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Nestor, John	Nil	$Nil	24,000 Exercisable / 24,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Wessman, Laura	Nil	$Nil	197,200 Exercisable / 30,000 Unexercisable	$Nil Exercisable / $Nil Unexercisable
Motley, Jeff	Nil	$Nil	172,380 Exercisable / 22,500 Unexercisable	$Nil Exercisable / $Nil Unexercisable

OPTIONS HELD BY NAMED EXECUTIVE OFFICERS ON POST-ARRANGEMENT BASIS AS AT APRIL 22, 2008

As of April 22, 2008, the Named Executive Officers held the following options to purchase common shares of the Company, on a Post-Arrangement Basis:

Named Executive Officer	Options
	No. of Shares Optioned Post-Arrangement Basis	Exercise Price per Share Post-Arrangement Basis	Expiry Date
Charles A. Butt, President, CEO and Director	7,500	$8.00	17-Jan-12
	71,300	$8.00	31-March-12
Laura Wessman, Senior Vice President, Operations	5,000	$8.00	17-Jan-12
	23,400	$8.00	31-March-12
David Goold, Chief Financial Officer	5,000	$8.00	17-Jan-12
	7,000	$8.00	31-March-12
John Nestor, Chief Scientific Officer	6,000	$8.00	31-March-12
Jeff Motley, Vice-President, Marketing & Sales	3,750	$8.00	17-Jan-12
	18,735	$8.00	31-March-12

Defined Benefit or Actuarial Plan Disclosure

We do not maintain a Defined Benefit or Actuarial Plan for our officers or directors.  Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail will be entitled to receive an annual tenure allowance of $65,000.  We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement.  At December 31, 2007, we have accrued $994 thousand in our consolidated financial statements towards our obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

Compensation of Directors

In the fiscal year ended December 31, 2007, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of July 1, 2006, the independent directors (See ‘Independent Director Compensation Fiscal 2007’ below) each receive an annual retainer of $20,000. In addition, the Chairman receives an additional $24,000 annually in respect of his services provided outside the Board of Directors meetings, the Chair of the Audit Committee receives an additional $8,000 annually in respect of his Audit Committee services provided outside the Audit Committee meetings, and all Committee Chairs receive an additional $2,500 annually in respect of their service as Chair. Annual retainers are paid quarterly for the period July 1 through June 30.  In addition to the annual retainer, the independent directors are compensated in cash in the amount of $2,000 per meeting for in-person attendance at board meetings; $2,000 per meeting for in-person attendance at board committee meetings; and $750 for meetings attended by phone.  The independent directors also receive, on an annual basis, options to purchase a minimum of 1,650 common shares of the Company, subject to the Board determining that such number of options is readily available under our then current stock option plan.

During the most recently completed financial year ended December 31, 2007, the independent directors were granted the following options, earned the following Board and Board Committee meeting attendance fees, and were paid the following amounts as retainer, consulting fees and/or Audit Committee Service Fees:

INDEPENDENT DIRECTOR COMPENSATION FISCAL 2007

All Shares under Option and Option Price are presented on a Pre-Arrangement Basis. (See ‘Corporate Reorganization’ above.)

Director	No. of Shares Under Option (Pre-Arrangement Basis)	Option Price (Pre-Arrangement Basis)	Option Expiry Date	Meeting Fees Paid	Retainer / Consulting Fees / Audit Committee Services Fees Paid
Buxton, Donald(1)	12,000	$0.82	31-March-2012	$21,250	$44,000
Dunne, Joe(1)	12,000	$0.82	31-March-2012	$23,500	$22,500
Kaushal, Nitin	12,000	$0.82	31-March-2012	$23,500	$30,500
Skuy, Percy(1) (2)	12,000	$0.82	31-March-2012	$23,500	$22,500
Yang, Lily(1) (2)	12,000	$0.82	31-March-2012	$20,500	$20,000

(1)

On April 12, 2007, Donald Buxton, Joe Dunne, Percy Skuy and Lily Yang were re-issued 15,000 options at a price of $ 1.00, expiring on March 31, 2012 in replacement of a like number of options which expired unexercised

(2)

Messrs. Buxton and Skuy and Dr. Yang are not standing for re-election at the Meeting.

INDEPENDENT DIRECTOR OPTIONS HELD ON POST-ARRANGEMENT BASIS AS AT APRIL 15, 2008

As of April 22, 2008, the independent directors held the following options to purchase common shares of the Company, on a Post-Arrangement Basis:

Director	Options
	No. of Shares Optioned Post-Arrangement Basis	Exercise Price per Share Post-Arrangement Basis	Expiry Date
Donald Buxton, Director	1,500	$6.56	31-March-12
	14,400	$8.00	31-March-12
Percy Skuy, Director	1,500	$6.56	31-March-12
	14,400	$8.00	31-March-12
Joe Dunne, Director	1,500	$6.56	31-March-12
	13,725	$8.00	31-March-12
Nitin Kaushal, Director	1,500	$6.56	31-March-12
	8,400	$8.00	31-March-12
Lily Yang, Director	1,500	$6.56	31-March-12
	10,800	$8.00	31-March-12

Termination of Employment, Changes in Responsibility and Employment Contracts

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provides for a base annual salary of $378,804 as of January 1, 2008, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt’s annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

Our employment agreements with each of our Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  The Company also contributes to each Named Executive Officer’s RRSP.  With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.   Messrs. Butt and Motley also receive an annual car allowance. The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of each of Laura Wessman and Jeff Motley provide for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 18 months’ salary in the event that such termination occurs at anytime on or after June 1, 2007.  The Employment Agreement of Mr. Goold provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 16 months’ salary, in the event that such termination occurs on or after October 1, 2007 and prior to October 1, 2008, and 18 months’ salary in the event that such termination occurs at anytime on or after October 1, 2008.  The Employment Agreement of Dr. John Nestor provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 14 months’ salary in the event that such termination occurs on or after October 24, 2007 and prior to October 24, 2008, 16 months’ salary in the event that such termination occurs on or after October 24, 2008 and prior to October 24, 2009, and 18 months’ salary in the event that such termination occurs at anytime on or after October 24, 2009.

Composition of the Compensation Committee

Our remuneration committee, called our “Compensation Committee”, is comprised of Joe Dunne (Chair), Percy Skuy and Don Buxton.  Mr. Skuy and Mr. Buxton are not standing for re-election at the Meeting.  The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  All members of the Compensation Committee are independent directors.

Report on Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies.  The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility.  The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. (See ‘Statement of Corporate Governance Practices’ below.)

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

(i)

to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

(iii)

to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

Currently, the Company’s executive compensation package consists of the following principal components: salary, eligibility for annual cash bonus, RRSP contributions, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer and the Vice President, Marketing and Sales receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies.  The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter.  Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provides for a base annual salary of $378,804 as of January 1, 2008, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt’s annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

In January, 2006, the Company established a formal bonus plan for all of its employees, including its executive officers (the “Bonus Plan”).  The Bonus Plan provides for the payment to each executive officer (a “Bonus Payment”), as of the end of the current fiscal year, of up to a specified percentage of the executive officer’s salary as determined by the Compensation Committee.  The Bonus Payment actually awarded is dependent on the achievement on the one hand by the Company of specified Company objectives and by the employee on the other hand of specified employment objectives personal to the particular employee.

From the foregoing, the emphasis placed by the Company on its compensation components in the last fiscal year, from greatest to least, was (i) salary and basic benefits consisting of RRSP contributions, life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Marketing and Sales only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the common shares for the last five financial years with the total cumulative return from the S&P/TSX Composite Index (formerly the TSE 300 Index) over the same period.  The graph assumes that $100 was invested on December 31, 2002 in the Company and in the index, and that all dividends have been reinvested.  Unless otherwise noted, each plot point on the graph represents the Company’s financial year-end for the indicated year.

EQUITY COMPENSATION PLAN INFORMATION (AS AT DECEMBER 31, 2007)

Following is a summary of shares subject to options outstanding under the 2007 Plan (See ‘Stock Option Repricing’ above) and shares remaining available for grant as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options (Pre-Arrangement Basis) (a)	Weighted-average exercise price of outstanding options (Pre-Arrangement Basis) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (Pre-Arrangement Basis) (c)
Equity compensation plans approved by securityholders	2,941,500	$0.99	899,710
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,941,500	N/A	899,710

Stock Option Plan

On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “2007 Plan”).  See “Stock Option Repricing” above.  Following is a brief summary of the 2007 Plan:

Administration

The Board of Directors has delegated authority for administration of the 2007 Plan to the Compensation Committee of the Board (the “Committee”).

Eligibility

Options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or its affiliates (“Eligible Persons”).

Shares Issued, Issuable and Currently Made Subject to Option

Under the 2007 Plan, options may be granted to purchase up to 10% of the Company’s outstanding shares from time to time. Based on the Company’s current 4,801,491 common shares issued and outstanding (on a Post-Arrangement Basis), options to purchase up to 480,149 common shares may currently be granted under the 2007 Plan.  To date, no common shares have been issued pursuant to the exercise of stock options outstanding under the 2007 Plan.  Options to purchase up to 353,576 common shares, or 7.4 % of the Company’s current outstanding shares, are currently outstanding under the 2007 Plan, with options to purchase up to 126,573 common shares, or 2.6 % of the Company’s current outstanding shares, remaining available for grant.

Reloading:  Under the 2007 Plan, the number of common shares under options which have been exercised, as well as the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant (a “reload”).

Limitations on Grants to a Single Person and to Insiders

The number of common shares which may be subject to options granted to any one person under the Plan may not exceed 5% of the issued and outstanding common shares of the Company, or currently 240,074 common shares.  The number of common shares issuable to insiders, at any time, under the 2007 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding common shares (such 10% currently being 480,149 common shares).  The number of common shares issued to insiders, within any one year period, under the 2007 Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding common shares.

Exercise Price

The Committee establishes the exercise price of all options granted, which price may not be less than the closing price of the Company’s common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

Vesting

Options may be subject to such vesting requirements, if any, as are determined by the Committee.  Upon a change of control of the Company, all unvested options shall immediately vest.

Termination and Adjustments

Each option shall expire at such time as is determined by the Committee on the grant of such option, but in no event more than 10 years from the date of grant. In the event that an Option’s expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Options may be exercised until the end of the fifth business day following the expiry of the blackout period.  Subject to the foregoing, all options will terminate on the earliest of the following dates:

(i)

the expiry date specified for such option in the option agreement with the Company evidencing such option;

(ii)

where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;

(iii)

where the optionee’s position as an Eligible Person, other than an independent director, terminates due to the death or Disability of the optionee, one year following such termination;

(iv)

where the optionee’s position as an Eligible Person, other than an independent director, terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

a.

where the optionee held the position of a director, the President, Chief Executive Officer, Executive Vice President or a Senior Vice President of the Company, one year after the date of Voluntary Termination; or

b.

where the optionee held any other position with the Company, including a Vice President position other than Executive or Senior Vice President, (a “Non-Executive Optionee”), such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination;

(v)

where the optionee’s position as an independent director terminates due to death or disability, or for a reason other than termination for just cause, the expiry of that period of time following termination which is equal to the period of time the independent director continuously served the Company in the capacity of an independent director, but in no event less than 1 year.

The retirement of an independent director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

Assignability

Options are non-transferable and non-assignable.

Amendment

The Committee may amend the 2007 Plan or any option agreement in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; change the vesting provisions of an option; reflect any requirements of applicable regulatory bodies or stock exchanges; extend the term of an option held by an Eligible Person who is not an insider; reduce the option price of an option held by an Eligible Person who is not an insider (subject to a minimum option price of not less than market value of the common shares at the time of the grant of the option); and change the categories of Persons who are Eligible Persons.  Under the 2007 Plan, the Committee shall not, without the approval of the shareholders of the Company, have the right to amend an option agreement in order to increase the number of common shares which may be issued pursuant to any option granted; reduce the option exercise price of any option granted then held by an insider; or extend the term of any option granted then held by an insider.

Other

There is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury.  The Company has not provided any financial assistance to any optionee to facilitate the exercise of options.

Directors’ & Officers’ Liability Insurance

We maintain directors’ and officers’ liability insurance coverage through a policy covering us and our subsidiaries, which has an annual aggregate policy limit of US$10,000,000, subject to a deductible of up to US$250,000 per loss.  This insurance provides coverage for indemnity payments made by us to our directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by us. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2008 to February 25, 2009) premiums aggregating US$230,000 are paid entirely by us.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted.  The following is the Company’s required annual disclosure of its corporate governance practices.

Board of Directors

(a)

Disclose the identity of directors who are independent.

Current Board Members

The Board of Directors considers Donald Buxton, Dr. Joe Dunne, Percy Skuy, Dr. Lily Yang, and Nitin Kaushal to be independent members of the board of directors within the meaning of National Policy 58-201.

Proposed Board Members

Dr. Joe Dunne, Mr. Greg Anderson and Mr. Nitin Kaushal are considered to be independent within the meaning of National Policy 58-201.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Charles Butt is not an independent director because he is a member of management, namely the President and Chief Executive officer of the Company.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the current Board of Directors and of the proposed Board of Directors are independent within the meaning of National Instrument 58 - 101.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors and proposed directors of the Company are also directors of the reporting issuers listed opposite their names:

Director

Name of Reporting Issuer

Mr. Nitin Kaushal

Victhom Human Bionics Inc., Protox Therapeutics Inc., Genizon Biosciences Inc.

Mr. Greg Anderson

Pure Energy Visions Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company has adopted a policy that a board meeting comprised of solely the independent directors will be held along with all in-person meetings of the full Board of Directors.  The independent directors have held three formal meetings since the beginning of the Company’s most recently completed financial year.  In addition, the independent directors are also in frequent informal communication with one another.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Don Buxton is the Chair of the Board of Directors and is an independent director.  The Chair of the Board of Directors has the following role and responsibilities:

•

Preside at all meetings of the Board.

•

Ensure the mandate of the Board is carried out and the Company’s Corporate Governance Guidelines are followed.

•

Identify and present matters for review by the Board.

•

Serve as a liaison between the Company’s executive management and the Board.

•

Set the agenda for Board meetings in collaboration with the CEO.

•

Perform such other duties as may be conferred by law or assigned by the full Board.

It is expected that another independent director will be appointed as Chair of the Board of Directors at the first meeting of the Board following the Meeting, consequent upon Mr. Buxton’s planned retirement at the Meeting.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

In the financial year ended December 31, 2007, the Board of Directors of the Company held eleven formal Board meetings, three Nomination and Corporate Governance Committee (“N&CG”) meetings, three Compensation Committee meetings and three Audit Committee meetings.  The following is the attendance record of each Member of the Board for these meetings:

Director	Board Meetings	Committee	Committee Meetings Attended
Charles Butt	11/11	N/A	N/A

Don Buxton	11/11	Compensation	3/3
		N&CG	3/3

Joe Dunne	11/11	Compensation	3/3
		N&CG	3/3
		Audit	3/3

Nitin Kaushal	10/11	Audit	3/3

Percy Skuy	11/11	Compensation	3/3
		N&CG	3/3
		Audit	3/3

Lily Yang	10/11	N&CG	3/3

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board of Directors written mandate is attached as Exhibit “A”

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board of Directors has developed written position descriptions for the Chair, the Chair of each Board Committee and the Chief Executive Officer of the Company.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding:

(i)

the role of the board, its committees and its directors, and

(ii)

the nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination and Corporate Governance Committee is responsible for the orientation and education of new recruits to the Board, and regularly updates the Board on legal developments regarding corporate governance matters and the role and responsibilities of the directors.  All of the Company’s current directors have acted as directors since years ranging from 1997 to 2003, and all current directors fully understand the role of the Board, the role of the Committees of the Board and the contribution the individual directors are expected to make, including the commitment of time and energy that the Company expects of its directors.  The Nomination and Corporate Governance Committee will be providing orientation and continuing education on these matters to Mr. Anderson who is standing as a nominee for election as a director at the Meeting, along with three other incumbent Board members.   All Board members and nominees are active in their particular businesses and professions, and thus each Board member provides his or her own unique educational contribution to the Board.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code;

(ii)

describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code concerning ethical conduct for the directors, officers and employees of the Company (the “Code”).  A copy of the Code can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

All employees are provided with a copy of the Code and are informed of their requirement to comply with the Code.  The Board encourages and promotes a culture of ethical business conduct and has adopted a whistle-blower policy for reporting violations to the Code.

There are no material change reports relating to the conduct of any directors or executive officers of the Company relating to a departure from the Company’s code of ethics.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the British Columbia Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest.  Where a director has a material interest in a proposed transaction involving the Company, that director does not participate in nor is present for, Board deliberation or voting in respect of such transaction.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

All members of the Board are entitled to consult with the Company’s professional advisors.  Moreover, the Company has adopted a whistle-blower policy, which outlines a process whereby any employee, director or officer of the Company may forward complaints to the attention of the Audit Committee.  The Company’s whistle-blower policy provides that the Audit Committee will investigate any such complaints and that there shall be no retaliation for having made complaints under the whistle-blower policy.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nomination and Corporate Governance Committee composed of Percy Skuy (Chair), Donald Buxton, Dr. Joe Dunne, and Dr. Lily Yang.  All four directors are independent directors.

It is expected that following the Meeting, the Nomination and Corporate Governance Committee will continue to consist entirely of independent directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to corporate governance, and to annually assess the effectiveness of the Board, each director and each Committee.  The Committee also has responsibility to make recommendations relating to the membership of committees of the Board, to make recommendations with respect to succession planning, and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually.  The Compensation Committee considers time commitment, comparative remuneration, qualifications and responsibilities in determining remuneration levels.  (See also ‘Statement of Executive Compensation’ above.)  It is expected that following the Meeting, the Compensation Committee will continue to consist entirely of independent directors.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Don Buxton, Dr. Joe Dunne and Percy Skuy.  All members of the Compensation Committee are independent directors.  It is expected that following the Meeting, the Compensation Committee will continue to consist entirely of independent directors.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee evaluates the compensation of the executive officers of the Company and assures that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment.  The Compensation Committee shall also communicate to the shareholders regarding the Company's compensation policies and the reasoning behind such policies, as required by the applicable securities regulatory bodies.  In addition, the Company shall evaluate and make recommendations to the Board regarding the compensation of the outside directors.

Specifically, the Compensation Committee is charged with the following responsibilities:

•

Disclosing its policies applicable to the Company's executive officers in the manner required by the applicable securities authorities' rules and regulations, and reviewing all other executive compensation disclosure before the Company publicly discloses this information.

•

Making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans.

•

Granting incentive stock options to purchase common stock of the Company under its stock option plan.

•

Amending and otherwise administering the Company’s stock option plan.

•

Reviewing and approving the corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining the CEO’s compensation level based on this evaluation.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation  for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor since the Company’s most recently completed financial year.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no committees other than the Audit, Compensation, and Nomination and Corporate Governance Committee.

For further information respecting the Company’s Audit Committee and amounts paid to the Company’s auditor in the last fiscal year, as required by Form 52-110F1, please see our Annual Report on Form 20-F dated March 31, 2008 under the heading ‘Item 6C – Board Practices – Audit Committee’ and ‘Item 16C – Principal Accounting Fees and Services – Independent Auditors’.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Historically, given the size of the Board, the regular attendance of Board members at Board and Committee meetings, the fact that the majority of members of the Nomination and Corporate Governance Committee are also members of the Company’s other two Committees (Audit and Compensation), and the availability of Board members between meetings for discussions amongst themselves and with Management, the Nomination and Corporate Governance Committee has not considered it necessary to implement formal assessment programs, but instead has considered effectiveness on an informal basis at various Board and Committee meetings.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, none of the Company’s informed persons, as such term is used in National Instrument 51-102, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

Corporate Secretary

Nancy E. Glaister, Corporate Secretary and General Counsel, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provides legal services to us.  For the 12-month period ending December 31, 2007, Cawkell Brodie Glaister LLP billed us $204,000.  For the 12-month period ending December 31, 2006, Cawkell Brodie Glaister LLP billed us $229,000 ($246,000 for the year ended December 31, 2005) excluding GST, PST and disbursements, for legal services.

Chief Scientific Officer

Dr. John Nestor, Chief Scientific Officer, is entitled to receive future milestone payments, license revenue and/or royalties in respect of certain technology acquired by the Company in 2006.  See the discussion in the Company’s Information Circular dated April 12, 2007, under the headings “Interest Of Informed Persons In Material Transactions - Chief Scientific Officer” which is incorporated herein by reference.  This document is on SEDAR at www.sedar.com and, upon request, we will promptly provide a copy of the Information Circular free of charge to a securityholder of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHAREHOLDER RIGHTS PLAN

Amendments to and Reconfirmation of the Shareholder Rights Plan

The shareholders will be asked at the annual meeting to adopt a resolution, as set out below, re-confirming the continued existence of the Shareholder Rights Plan (the “Rights Plan”), which is embodied in the Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company, as rights agent (the “Rights Agent”) dated February 9, 1998 (the “Effective Date”), as amended.  The Rights Plan was adopted by the Board of Directors on February 10, 1998 and confirmed by the shareholders at the annual meeting of the Company held on January 11, 1999.

Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors, and the amendments were confirmed by the shareholders at the annual meeting of the Company held on May 29, 2003.  In December, 2007, the Board of Directors extended the Rights Plan beyond its scheduled expiry date of February 9, 2008 to the next annual general meeting of the Company, in order to review the Plan and amend it as determined necessary or desirable, subject to shareholder approval.  Effective April 22, 2008, the Board of Directors further amended and restated the Rights Plan in order to appoint Computershare Investor Services Inc. as rights agent and to also take into account the terms of similar plans recently approved by shareholders of other Canadian companies and the current expectations of major investors. These changes are highlighted below under the heading “Proposed Amendments”.

Holders of common shares will be asked at the annual meeting to consider and, if deemed appropriate, to approve an ordinary resolution, the text of which is set forth in Exhibit “B” of this Information Circular (the “Rights Plan Resolution”), to amend and reconfirm the Rights Plan. For the Rights Plan to continue in effect after the Meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the Meeting.

“Independent Shareholders” is defined in the Rights Plan, in effect, as all holders of common shares and securities convertible into common shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced a current intention to make a take-over bid for the common shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the common shares are to be voted. As of the date hereof, the Company is not aware of any holder of common shares that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the Rights Plan Resolution is not passed, the Rights Plan will terminate.

Recommendation of the Board of Directors

The Board of Directors has determined that the Rights Plan continues to be in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan Resolution approving the continued existence of the Rights Plan.  The Company has been advised that the directors and senior officers of the Company intend to vote all securities held by them in favour of the Rights Plan Resolution. The Rights Plan has a Permitted Bid feature that allows a take-over bid to proceed in the face of the Rights Plan provided it meets certain minimum standards of fairness and disclosure, even if the Board of Directors does not support the bid. The Rights Plan does not require a special shareholders’ meeting to be called to approve a Permitted Bid.

The following description of the characteristics and terms of the recent changes to the Rights Plan and the Rights Plan generally is qualified in its entirety by reference to the text of the Rights Plan Agreement.  All capitalized terms used but not defined in these summaries are defined in the Rights Plan Agreement.

Purpose of Rights Plan

The primary objective of a rights plan is to provide the Board of Directors with sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A shareholder or any other interested party may obtain a copy of the agreement governing the Rights Plan as proposed to be amended by contacting the Corporate Secretary of the Company or by accessing it on the Company’s SEDAR profile at www.sedar.com.

The terms of the Rights Plan as proposed to be amended conform to the terms of plans now in place in many other Canadian public companies and reflect recommendations received from professional commentators on shareholder rights plans.

Term

The term of the Rights Plan expires 10 years from April 22, 2008, subject to the shareholders reconfirming such plan by a majority vote at every third annual meeting of the Company after its annual meeting in 2008. On this basis, the Rights Plan is being presented at the annual meeting and will be considered again at the Company’s annual meetings in 2011 and 2014 for reconfirmation. If any such approval is not obtained, the Rights Plan will then cease to have effect.

Issue of Rights

On the Effective Date of the Rights Plan, one right (“Right”) was issued and attached to each common share and will attach to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable 10 days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).

The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of common shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share of the Company on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with shareholders whereby such shareholders agree to tender their common shares to the take-over bid without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the shareholder to withdraw the common shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by 7% or more.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)

the take-over bid must be made by way of a take-over bid circular;

(ii)

the take-over bid must be made to all holders of common shares;

(iii)

the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by Independent Shareholders have been tendered to the take-over bid and not withdrawn; and

(iv)

if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) or to avoid inadvertent triggering of the Rights.

Redemption

The Board of Directors with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting may redeem the Rights at $0.000001 per common share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the holders of common shares (or the holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), fund managers (for mutual funds), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Amendments

The Company is proposing certain technical amendments to the Rights Plan in order to update and restate the Rights Plan and conform the terms of the Rights Plan to plans now in place in many other Canadian public companies. Certain changes also reflect recommendations received from professional commentators on shareholder rights plans.

The proposed amendments to the Rights Plan include:

(i)

appointing Computershare Investor Services Inc. as Rights Agent in place of Pacific Corporate Trust Company;

(ii)

amending the definition of “Associate” to remain consistent with the current generation of shareholder rights plans in Canada;

(iii)

amending the definitions of “Beneficial Owner”, “Beneficial Ownership” and “Beneficially Own” to remain consistent with the current generation of shareholder rights plans in Canada;

(iv)

amending the definition of “Beneficial Owner” whereby, among other things, the exemption for mutual fund managers and others who are not engaging in a Takeover Bid has been clarified;

(v)

removing the ability of the Board of Directors to unilaterally, after a Flip-in Event has occurred, issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof, without first seeking the approval of the holders of Voting Shares or Rights;

(vi)

reducing the redemption price from $0.001 to $0.000001; and

(vii)

adding a requirement that material amendments to the Rights Plan can only be made with the approval of the holders of Voting Shares or Rights.

Shareholder Approval

In order to continue in effect, the Rights Plan must be reconfirmed by both more than 50% of the votes cast at the meeting by Independent Shareholders or voting by proxy.  If the Rights Plan is not reconfirmed, it will terminate at the end of the Meeting.

Text of Ordinary Resolution Confirming Shareholder Rights Plan, as Amended

The shareholders of the Company will be requested at the Meeting to pass the ordinary resolution, which requires an affirmative vote of a simple majority (>50%) of the votes cast by holders of common shares at the Meeting. The full text of the Rights Plan Resolution is attached hereto as Exhibit “B”.

PROPOSAL TO AUTHORIZE DIRECTORS TO CONSOLIDATE ISSUED AND OUTSTANDING SHARES IF NECESSARY TO MAINTAIN NASDAQ LISTING

At the Meeting, the Board of Directors are asking the Shareholders to consider, and if deemed appropriate, approve the share consolidation resolution (the “Share Consolidation Resolution”), in the form attached hereto as Exhibit “C”, authorizing the Board of Directors, at its discretion, to consolidate the issued and outstanding common shares based on a ratio determined advisable by the Board of Directors provided that such ratio not be more than two pre-consolidation shares for every one post-consolidation share.

The Board of Directors has not made a final determination whether, in the event that compliance with the minimum bid price requirement cannot be demonstrated by May 27, 2008 (see discussion below), it would be in the best interests of the Company to implement a share consolidation and further reduce its liquidity or be de-listed.  In order for the Board of Directors to be able to make this determination, shareholder approval will be required.

Background for Proposal

On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with NASDAQ’s U.S. $1.00 minimum bid price requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market. We requested and had a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination, in which we presented a plan for compliance.  The Panel granted our request for conditional listing, or an “exception”, and the Company has until May 27, 2008 to regain compliance with NASDAQ’s minimum bid price requirement.

Compliance is normally demonstrated if the closing bid price for the Company’s common shares on NASDAQ is not less than U.S. $1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the Panel may, in its discretion, require that the Company evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that the Company has complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the minimum bid price requirement.  Failure to demonstrate compliance with the minimum bid price requirement within the appropriate time allowed will result in the Company’s shares being de-listed from NASDAQ.

Proposal for Share Consolidation

Accordingly, the Shareholders will be asked at the Meeting to consider, and if deemed appropriate, approve the share consolidation resolution (the “Consolidation Resolution”), in the form attached hereto as Exhibit “C”, authorizing the Board of Directors, at its discretion, to consolidate the issued and outstanding common shares based on a ratio determined advisable by the Board of Directors provided that such ratio not be more than two pre-consolidation shares for every one post-consolidation share (the “Consolidation”). Depending on what ratio is determined appropriate by the Board of Directors, the issued and outstanding common shares after completion of the Consolidation, calculated based on the issued and outstanding common shares on April 18, 2008, may be reduced from 4,801,491 to, but not below, 2,400,045 common shares (before the elimination of fractional shares).  If the Consolidation is implemented and the Company’s common shares are trading on a post-consolidated basis on or before May 27, 2008, then the Company will have until June 12, 2008, to notify the Panel and demonstrate compliance with the minimum bid price requirement. If the Company cannot demonstrate compliance on a post-consolidated basis by such date, the Company's shares will be de-listed from NASDAQ.

No assurances can be given as to the effect of the Consolidation on the market price of the common shares.  Specifically, no assurance can be given that if the Consolidation is effected, the market price of the common shares will increase by the same multiple as the Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of the Company. The Consolidation Resolution also permits the Board to determine, in its discretion, to decide not to implement the Consolidation without seeking further shareholder approval.

The exercise price and number of common shares of the Company issuable pursuant to outstanding stock options and warrants will be adjusted proportionately upon implementation of the Consolidation in accordance with the terms of the Company’s 2007 stock option plan and warrant certificates, respectively. No fractional shares will be issued.

The Consolidation remains subject to receipt of all necessary regulatory approvals.  In addition, in order to implement the Consolidation, the Board of Directors is asking that the Consolidation Resolution be approved by at least two-thirds (66-2/3%) of the votes cast by Shareholders present in person or by proxy at the Meeting who voted in respect of the Consolidation Resolution.

The Board recommends that Shareholders vote in favour of the Consolidation Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the Consolidation Resolution.  The full text of the Consolidation Resolution is attached hereto as Exhibit “C”.

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION AND DOCUMENTS REFERENCED

Additional information relating to the Company is on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A, and any other documents of the Company referred to herein, by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated April 29, 2008

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

“Charles A. Butt”

Charles A. Butt, President & Chief Executive Officer

Exhibit “A” to Information Circular of Forbes Medi-Tech Inc. as at April 22, 2008

FORBES MEDI-TECH INC.

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

Composition of the Board

The Board shall have a majority of independent Directors, as that term is used in National Instrument 58-101 Disclosure of Corporate Governance Practices.  The Chair of the Board shall be an independent Director.

Meetings of the Independent Directors

The independent Directors shall hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance.

Stewardship

The Board of Directors is responsible for the stewardship of the Company, which includes responsibility for:

•

Satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

•

Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

•

The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks.

•

Succession planning (including appointing, training and monitoring senior management).

•

Adopting a communication policy for the Company.

•

The Company’s internal control and management information systems.

•

Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

•

Managing, or supervising the management of, the business and affairs of the Company.

Feedback from Stakeholders

The Board shall review, at least on an annual basis, measures the Company uses to receive feedback from stakeholders, and shall modify such measures should it deem fit to do so.

Expectations and Responsibilities of Directors

Members of the Board of Directors are expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Committee of which they are a member, and to devote the necessary time and attention to effectively carry out their responsibilities as Directors.

Every Director in exercising his or her powers and discharging his or her duties shall:

(i)

act honestly and in good faith with a view to the best interests of the corporation;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

(iii)

comply with all applicable laws and with the Company’s Articles and By-Laws.

Director Orientation and Continuing Education

The Nomination and Corporate Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board committee.  The Board shall ensure that management updates are regularly provided to the Board to ensure that the knowledge and understanding of all Board members regarding the Company’s business remains current.

Code of Business Conduct and Ethics

The Board shall be responsible for monitoring compliance with the Company’s Code of Business Conduct and Ethics.  Any waivers from the Code for the benefit of any Director or Officer may be granted only by the Board.

Nomination of Directors

The Board has established a Nomination and Corporate Governance Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Prior to nominating or appointing individuals as Directors, the Board will:

(i)

consider what competencies and skills the Board, as a whole, should possess;

(ii)

assess what competencies and skills each existing Director possesses;

(iii)

consider the appropriate size of the Board, with a view to facilitate decision-making; and

(iv)

consider the advice and input of the Nomination and Corporate Governance Committee.

Compensation Committee

The Board has established a Compensation Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Regular Board Assessments

At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution.  Assessments will consider:

(i)

in the case of the Board or a Board Committee, its Mandate or Charter; and

(ii)

in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.

Exhibit “B” to Information Circular of Forbes Medi-Tech Inc. as at April 22, 2008

FORBES MEDI-TECH INC.

(the “Company”)

ORDINARY RESOLUTION OF THE SHAREHOLDERS

Rights Plan Resolution

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)

The continued existence of the Rights Plan on substantially the terms and conditions set forth in the Rights Plan Agreement dated as of February 9, 1998 as amended and restated on April 28, 2003 and as further amended and restated on April 22, 2008, and as may be subsequently amended, between the Company and Computershare Investor Services Inc., a copy of which is available to any shareholder (without charge) by contacting the Corporate Secretary of the Company, be and it is hereby approved and re-confirmed.

(b)

The actions of the directors and officers of the Company in adopting the Rights Plan, as amended, and in executing and delivering the Right Plan Agreement, as amended and restated, be and the same are hereby approved, authorized, ratified and confirmed.

(c)

Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Exhibit “C” to Information Circular of Forbes Medi-Tech Inc. as at April 22, 2008

FORBES MEDI-TECH INC.

(the “Company”)

SPECIAL RESOLUTION OF THE SHAREHOLDERS

Consolidation Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a)

The Board of Directors of the Company is hereby authorized, at its discretion, to consolidate the issued and outstanding common shares of the Company based on a ratio determined advisable by the Board of Directors provided that such ratio not be more than two pre-consolidation shares for every one post-consolidation share (the “Consolidation”);

(b)

Any fractional shares so arising as a result of the Consolidation be rounded down to the next whole share;

(c)

If required, the constating documents of the Company be altered accordingly;

(d)

The directors of the Company are authorized to implement the Consolidation, if at all, at any time up to, but not beyond, the Company’s next Annual General Meeting;

(e)

The directors of the Company are authorized to abandon the Consolidation without further approval, ratification or confirmation by the shareholders of the Company; and

(f)

Any director or officer of the Company is hereby authorized to execute and deliver, for and on behalf of the Company, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this special resolution.

FORBES MEDI-TECH INC.

Computershare

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

C9999999999 I ND

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Form of Proxy - Annual General and Special Meeting to be held on Wednesday May 21, 2008 at the hour of 1:30pm (Pacific Daylight Savings Time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:30 p.m., EST on Monday, May 19, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER, HOLDER ACCOUNT NUMBER** and **ACCESS NUMBER** listed below.

CONTROL NUMBER 014803 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

FOEQ_PRX_40989/000001/000001

SAM SAMPLE

C9999999999

IND C02

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Forbes Medi-Tech Inc. (the "Company") hereby appoints: Charles Butt, the President and CEO of the Company, or failing him David Goold, the Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") to be held at Simon Fraser University, 370 HSBC Executive Meeting Room, Centre for Dialog, 580 W Hastings St, Vancouver, B.C. on Wednesday May 21, 2008 at 1:30 p.m. (Pacific Daylight Savings Time) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
Appointment of Auditors - To re-appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.	☐	☐
Fix the Number of Directors - To fix the number number of directors at four (4).	☐	☐
Election of Directors Charles A. Butt	☐	☐
Dr. Joe Dunne	☐	☐
Nitin Kaushal	☐	☐
Greg Anderson	☐	☐
Shareholder Rights Plan - To consider, and if thought fit, to pass an ordinary resolution, in the form set out in Exhibit "B" to the accompanying information circular of the Company dated April 22, 2008 (the "Information Circular"), with or without variation, ratifying, re-confirming and approving the continued existence of the Company's Shareholder Rights Plan, as amended and restated, as described in the Information Circular.	☐	☐
Share Consolidation - To consider, and if thought fit, pass a special resolution, with or without variation, in the form set out in Exhibit "C" to the Information Circular, authorizing the Company to consolidate the issued and outstanding common shares of the Company based on a ratio to be determined by the Board of Directors provided that such ratio not be more than two pre-consolidated shares for every one post-consolidated share, as described in the Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report - Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 0 4 0 9 8 9 1 P R A R 1 F O E Q

SUPPLEMENTAL MAILING REQUEST FORM

April 2008

TO:

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC V6C 2T8

TO REGISTERED AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

Registered and beneficial shareholders may elect annually to have their name added to the Company’s supplemental mailing list in order to receive interim financial statements or reports.  If you would like to receive such statements or reports, at no cost to you, please complete and return this form.

NAME OF THE SHAREHOLDER:

MAILING ADDRESS:

I HOLD _____________SHARES OF THE COMPANY AS OF THE DATE OF THIS REQUEST FORM.

DATE:_________________________	SIGNATURE:________________________________

Charles A. Butt	April 22, 2008

President & CEO

Dear Shareholder:

Resilience, character and creativity are three key elements which Forbes continues to demonstrate.

While the past year has been a difficult one, with continued pressure on the financial and healthcare sectors and an increasingly competitive food ingredient market, Forbes has persisted in its efforts to seek further funding and achieve growth and advancement in both its nutraceutical and pharmaceutical operations.

Despite critical downturns in the financial markets which has severely restricted and in some cases, eliminated, financial resources for many biotechnology companies, Forbes management has been able to bring mid-term financial stability to the Company by:

•

achieving its  revenue guidance and gross profit before inventory management at the end of 2007;

•

implementing cost reductions; and

•

securing an agreement, as announced in March, 2008, for the planned  infusion of up to $3.8 million in non-dilutive cash.

Within the food ingredient operations, our European business continued to grow with new product launches in France, Finland, the Netherlands and Taiwan. We remain active in seeking food product launches with Reducol™ in the U.S. market and are working diligently to achieve this goal.  The U.S. supplement business with Pharmavite continues to prosper with tonnage and dollar growth over previous years.

The Company’s pharmaceutical development program, based in San Diego under the direction of Dr. John Nestor, continues to progress toward identification of lead candidates in the asthma and type II diabetes indications.

While the Company has been challenged in maintaining its NASDAQ listing and recently rolled back its stock, management has confidence in its ability to re-build both organically and through acquisition, and hopes to maintain its U.S. listing.

I would like to take this opportunity to thank our valued shareholders for their ongoing support. I would also like to thank the Board of Directors and the management team for their hard work and ability to overcome challenges through creativity and perseverance.

SUITE 200-750 WEST PENDER STREET.     VANCOUVER, BC. CANADA    V6C 2T8
TEL: 604-689-5899     FAX: 604-689-7641
WWW.FORBESMEDI.COM

This Letter contains forward-looking statements and information, which are statements and information that are not historical facts but instead include statements regarding future events or conditions, including the ongoing  activities of the Company in its  operations, the planned infusion of non-dilutive cash, and the Company’s NASDAQ listing.  These statements and information can be identified by the use of forward-looking terminology such as “continues”, “seeking”, “working”, “planned”, “toward”, “to re-build”, “hopes”, or  comparable terminology referring to future events or results.. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional  capital, which may not be available in a timely manner or at all; uncertainty as to whether the planned infusion of up to $3.8 million will occur as anticipated or at all; uncertainty whether the Company will be able to obtain a U.S. product launch as anticipated or at all; the Company’s reliance on Pharmavite and the risk that Pharmavite could fail to perform or could  terminate its relationship with the Company; uncertainty whether the Company will remain listed on NASDAQ; uncertainty whether any of the pharmaceutical compounds under research & development by the Company will be successfully identified as lead candidates or successfully developed and commercialized; the dependency of the Company on a few customers, including Pharmavite; intellectual property risks; the Company’s reliance on  Phyto-Source LP for manufacture of Reducol™ and other sterol products; product liability risks; the effect of competition; the risk of unanticipated expenses; and other factors that are discussed or identified in the Company’s other public filings, including its latest Annual Information Form / Form 20-F, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, other than as required by law, to update its forward-looking statements and information if those beliefs, opinions or expectations, or other circumstances should change.